Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Announces Updated Clinical Data Presentation for Lead Candidate
DPX-Survivac’s Phase 1b/2 Immunotherapy Combination Trial at the ESMO
Immuno-Oncology Congress 2018

IMV to host an investor call on Thursday, December 13 at 8:30 a.m. ET to discuss the presentation

Dartmouth, Nova Scotia; December 10, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that investigators will present data via a poster presentation at the this year’s ESMO Immuno-Oncology Congress. The conference will take place on December 13 – 16 in Geneva Switzerland at the Palexpo, Geneva’s exhibition and congress center.

Poster Session Details

Session Title:	Poster Display Session
Location:	Foyer, Geneva Palexpo
Poster ID:	87P; Abstract ID 262
Abstract Title:	“New clinical data from the DeCidE1 trial: Results on DPX-Survivac, low dose cyclophosphamide (CPA), and epacadostat (INCB024360) in subjects with advanced recurrent epithelial ovarian cancer”
Date:	December 14 - 15, 2018
Time:	12:30 p.m. - 13:00 p.m. (local time)
Presenter:	Dr. Oliver Dorigo, DeCidE1 Clinical Investigator and Lead Author

Investor Call Information

IMV will host a webcast and conference call on Thursday, December 13 at 8:30 a.m. ET to provide an overview of its ESMO-IO presentation.

  Dial-in: (844) 461-9932 (U.S. and Canada) or (636) 812-6632 (International)

  Conference ID#: 6192578

  A live audio webcast and presentation will be available via this link, or by pasting this URL in an internet browser: https://edge.media-server.com/m6/p/5uokxhky

About ESMO I-O

The ESMO Immuno-Oncology Congress works to increase the overall understanding of the potential of immunotherapy and its implications for clinical practice. The Congress keeps oncologists up-to-date in this rapidly evolving field and is the ideal platform for all interested stakeholders. From the basics of immunotherapies to the latest research results; from understanding different treatment options to management of toxicities and interpretation of new data, the Congress builds the European community of immuno-oncology stakeholders.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

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Contacts for IMV:

MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com